# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VivoPower International PLC, CIK 0001681348
CUSIP: G9376R100
Title of class of securities: Ordinary Shares, nominal value $0.012 per share
Address of issuer's principal executive offices: BLACKWELL HOUSE, GUILDHALL YARD, LONDON, United Kingdom (X0), EC2V 5AE
Date of event which requires filing of this statement: 08/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002026745

## Reporting persons
- KCM Capital Inc: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (6.2% of the class)
  Comment: All 625,000 Ordinary Shares, nominal value $0.012 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.
  Percent of class is based on 10,112,212 Ordinary Shares outstanding as of May 1, 2025 as reported on the Form F-1 filed by the Issuer with the SEC on May 7, 2025.
- MCCARTHY KENT C: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (6.2% of the class)
  Comment: All 625,000 Ordinary Shares, nominal value $0.012 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.
  Percent of class is based on 10,112,212 Ordinary Shares outstanding as of May 1, 2025 as reported on the Form F-1 filed by the Issuer with the SEC on May 7, 2025.
- AMC Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 625,000; sole dispositive power 0; shared dispositive power 625,000; aggregate amount beneficially owned 625,000 (6.2% of the class)
  Comment: All 625,000 Ordinary Shares, nominal value $0.012 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.
  Percent of class is based on 10,112,212 Ordinary Shares outstanding as of May 1, 2025 as reported on the Form F-1 filed by the Issuer with the SEC on May 7, 2025.

## Item 1. Issuer
Name of issuer: VivoPower International PLC
Address of issuer's principal executive offices: BLACKWELL HOUSE, GUILDHALL YARD, LONDON, UNITED KINGDOM, EC2V 5AE.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Kent C. McCarthy ("Mr. McCarthy"), KCM Capital, Inc., a Missouri corporation ("KCM"), and AMC Fund, L.P. ("AMC"), a Delaware limited partnership.

Mr. McCarthy, KCM, and AMC have entered into an Agreement Regarding Joint Filing of 13G (the "Agreement") pursuant to which Mr. McCarthy, KCM, and AMC have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 as amended (the ?Act?). A copy of the Agreement is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence: The address of each of Mr. McCarthy, KCM and AMC is 13021 W 74th St, Shawnee, KS 66216.
Citizenship: Mr. McCarthy is a citizen of the United States of America, KCM is a Missouri corporation and AMC is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. 625,000 - KCM Capital, Inc.*
2. 625,000 - AMC Fund, L.P.
3. 625,000 - Kent C. McCarthy*

* All 625,000 Ordinary shares, nominal value $0.012 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.
Percent of class:
1. 6.2% - KCM Capital, Inc.
2. 6.2% - AMC Fund, L.P.
3. 6.2% - Kent C. McCarthy

Percent of class is based on 10,112,212 Ordinary Shares outstanding as of May 1, 2025 as reported on the Form F-1 filed by the Issuer with the SEC on May 7, 2025.
Sole power to vote or to direct the vote:
1. 0 - KCM Capital, Inc.
2. 0 - AMC Fund, L.P.
3. 0 - Kent C. McCarthy
Shared power to vote or to direct the vote:
1. 625,000 - KCM Capital, Inc.*
2. 625,000 - AMC Fund, L.P.
3. 625,000 - Kent C. McCarthy*

* All 625,000 Ordinary shares, nominal value $0.012 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.
Sole power to dispose or to direct the disposition:
1. 0 - KCM Capital, Inc.
2. 0 - AMC Fund, L.P.
3. 0 - Kent C. McCarthy
Shared power to dispose or to direct the disposition:
1. 625,000 - KCM Capital, Inc.*
2. 625,000 - AMC Fund, L.P.
3. 625,000 - Kent C. McCarthy*

* All 625,000 Ordinary shares, nominal value $0.012 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This Schedule 13G is being jointly filed by Mr. McCarthy, KCM and AMC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- KCM Capital Inc: Kent C. McCarthy, President (08/15/2025)
- MCCARTHY KENT C: Kent C. McCarthy, Self (08/15/2025)
- AMC Fund, L.P.: Kent C. McCarthy, President of General Partner (08/15/2025)